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                 CARLYLE REAL ESTATE LIMITED PARTNERSHIP--VII
                           900 NORTH MICHIGAN AVENUE
                            CHICAGO, ILLINOIS 60611
                                (312) 440-4800

                                                             September 14, 1998

Dear Interestholders:

  A group (the "Purchasers") that includes affiliates of MacKenzie Patterson, Inc. has amended its tender offer (the "Amended Offer") for all of the outstanding limited partnership interests (the "Interests") in Carlyle Real Estate Limited Partnership--VII (the "Partnership") to increase the purchase price to $37.50 per Interest and to extend the expiration date to September 30, 1998.

  The Board of Directors of JMB Realty Corporation ("JMB"), the Corporate General Partner of the Partnership, has formed a special committee (the "Special Committee") consisting of certain Directors of JMB to consider and respond to offers for Interests that may be received, including the Amended Offer. THE SPECIAL COMMITTEE HAS DETERMINED THAT THE AMENDED OFFER IS INADEQUATE AND NOT IN THE BEST INTERESTS OF INTERESTHOLDERS. ACCORDINGLY, THE PARTNERSHIP RECOMMENDS THAT INTERESTHOLDERS REJECT THE AMENDED OFFER AND NOT TENDER THEIR INTERESTS.

  The Special Committee recommends that you consider the following, together with the information in the Amendment No. 1 to the Partnership's Schedule 14D-9 accompanying this letter, in connection with the Amended Offer:

  . On April 8, 1998, the Partnership sold its sole remaining real property interest. The Partnership expects to make a final liquidating distribution in December 1998 of between approximately $40 to $80 per Interest, based upon its estimate of the likely expense of winding down the Partnership's affairs. For the high end of the range for the estimated final liquidating distribution, it is assumed that there are no claims made for breach of the representations, warranties and covenants made by the Partnership in connection with the sale of its sole remaining real property interest. The Partnership currently does not expect there to be any claims made for a breach of such representations, warranties and covenants and therefore expects the final liquidating distribution to be near the high end of the range for the distribution. IF YOU SELL YOUR INTERESTS PURSUANT TO THE AMENDED OFFER, YOU WILL NOT RECEIVE THE BENEFIT OF THIS DISTRIBUTION.

  . The Amended Offer price of $37.50 per Interest is between approximately
    47% and 94% of the high and low ends of the range of the amount that the Partnership expects to distribute to Interestholders in December 1998.

  . The Purchasers have acknowledged that through August 31, 1998 (the original expiration date for the tender offer) only 33 Interests had been tendered to the Purchasers and not withdrawn.

  If you have tendered your Interests pursuant to the Amended Offer, you may wish to withdraw your Interests by complying with the requirements of Section 4 of the Offer to Purchase, as amended to date. If you wish to retain your Interests and have not already tendered them pursuant to the Amended Offer, you need not take any action. You should consult with your personal tax advisor and financial consultant prior to accepting any offer and tendering your Interests.

  On behalf of the Special Committee.

                                          Very truly yours,

                                          Carlyle Real Estate Limited
                                           Partnership--VII

                                          By: JMB Realty Corporation
                                          Corporate General Partner

                                              LOGO
                                          By:
                                              Judd D. Malkin, Chairman